September 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Elevai Labs Inc.
Registration Statement on Form S-1
Registration No. 333- 281987

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Elevai Labs Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m. (Eastern Time) on September 20, 2024, or as soon as practicable thereafter. In making this acceleration request the Registrant acknowledges that it is aware of its responsibilities under the Securities Act.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross Carmel at 646-838-1310. We appreciate your assistance in this matter.

Very truly yours,

Elevai Labs Inc.

By:	/s/ Graydon Bensler
Name: Graydon Bensler
Title: Chief Executive Officer